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                             November 30, 2020

       Adam Rothstein
       Executive Chairman
       890 5th Avenue Partners, Inc.
       c/o BraunHagey & Borden LLP
       7 Times Square, 27th Floor
       New York, NY 10036

                                                        Re: 890 5th Avenue
Partners, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
3, 2020
                                                            CIK No. 0001828972

       Dear Mr. Rothstein:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors
       Provisions in our amended and restated certificate of incorporation..., page 64

   1. We note your disclosure indicates that your amended and restated certificate of incorporation will
include a forum selection provision that identifies the Court of
                                                        Chancery of the State
of Delaware as the exclusive forum for certain litigation, including
                                                        any    derivative
action.    Please disclose whether this provision applies to actions arising under the Securities
Act or Exchange Act. In that regard, we note that Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and
 Adam Rothstein
890 5th Avenue Partners, Inc.
November 30, 2020
Page 2
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Principal Stockholders, page 125

2. Please identify the natural person or persons who have voting and investment power over
      PA2 Co-Investment LLC and Craig-Hallum Capital Group LLC. Refer generally to
      Exchange Act Rule 13d-3.
General

3. We note that PA 2 Co-Investment LLC, an affiliate of Cowen, and Craig-Hallum Capital
      Group LLC, a representative of the underwriters and certain of its affiliates, have committed to purchase units in a private placement. Please tell us whether Cowen and
      Craig-Hallum will be making a market in the securities. If so, please amend the registration statement to register the market making activities, including the footnote to the fee table and the alternate pages for the market-making prospectus.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameAdam Rothstein
                                                             Division of
Corporation Finance
Comapany Name890 5th Avenue Partners, Inc.
                                                             Office of Real
Estate & Construction
November 30, 2020 Page 2
cc:       Jason Sanderson
FirstName LastName